January 29, 2020

BY EDGAR

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Reynolds Consumer Products Inc.
Registration Statement Filed on Form S-1
File No. 333-234731

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 21, 2020 and the date hereof, the number of Preliminary Prospectuses dated January 21, 2020 which were furnished to 11 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 1,900.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on January 30, 2020 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

/s/ Cullen C. Lee
Name: Cullen C. Lee
Title: Managing Director

GOLDMAN SACHS & CO. LLC

/s/ Kristen Grippi
Name: Kristen Grippi
Title: Managing Director

J.P. MORGAN SECURITIES LLC

/s/ Jason Fournier
Name: Jason Fournier
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]